Exhibit (a)(1)(M)
IDEX Corporation Successfully Completes Tender Offer for Microfluidics International
Corporation Shares and Announces Subsequent Offering Period
Lake Forest, IL—February 25, 2011—IDEX Corporation (NYSE: IEX) today announced the successful completion of the tender offer by its wholly-owned subsidiary, Nano Merger Sub, Inc., for all outstanding shares of common stock of Microfluidics International Corporation (OTC Bulletin Board: MFLU) at a price of $1.35 per share, net to the seller in cash, without interest but subject to any applicable tax withholding. The tender offer expired at 12:00 midnight, New York City time, on Thursday, February 24, 2011.
The depositary for the tender offer has advised IDEX that, as of the expiration of the tender offer, approximately 6,875,929 shares were validly tendered and not withdrawn in the tender offer, representing approximately 65.92 percent of Microfluidics’ issued and outstanding shares. All shares that were validly tendered and not withdrawn during the initial offering period have been accepted for payment in accordance with the terms of the tender offer and Nano Merger Sub, Inc. will promptly pay for such shares. The depositary has also advised IDEX that it has received commitments to tender approximately 64,802 additional shares under the guaranteed delivery procedures described in the tender offer. As a result of the purchase of shares in the tender offer, IDEX has sufficient voting power to approve the merger and adopt the merger agreement without the affirmative vote of any other Microfluidics’ stockholder. In the merger, each share not previously purchased in the tender offer (other than shares held by holders who properly exercise their appraisal rights under applicable Delaware law) will be converted into the right to receive the same $1.35 per share price, without interest and subject to applicable tax withholding, that was paid in the tender offer.
IDEX also announced that Nano Merger Sub, Inc. has commenced a subsequent offering period for its tender offer to acquire all of the remaining untendered and outstanding shares of common stock of Microfluidics. This subsequent offering period will expire at 5:00 p.m., New York City time, on March 3, 2011, unless extended.
During the subsequent offering period, any shares validly tendered (which were not previously accepted for payment in the initial offering period) will be accepted immediately for payment, and tendering stockholders will thereafter promptly be paid $1.35 in cash for each share of Microfluidics’ common stock tendered, without interest but subject to any applicable tax withholding. This is the same amount per share that was offered and paid in the initial offering period.
Stockholders of Microfluidics who desire to promptly receive the offer consideration are urged to tender their shares in the subsequent offering period so that they may receive payment of the $1.35 per share cash offer price on an expedited basis, rather than experiencing the substantial delay in payment that would be attendant to payment following the possible long-form merger described below. Stockholders who tender into the subsequent offering period will not be able to exercise their appraisal rights under applicable Delaware law, as described in the Offer to Purchase.
Following the expiration of the subsequent offering period, Nano Merger Sub, Inc. will acquire all of the remaining outstanding shares by means of a merger under Delaware law. If IDEX, through Nano Merger Sub, Inc., owns 90% or more of the aggregate number of Microfluidics’ shares outstanding following the expiration of the subsequent offering period, the merger will be implemented on an expedited basis pursuant to the short-form merger procedure available under Delaware law that authorizes the completion of the merger without a vote or meeting of stockholders of Microfluidics. If a short-form merger cannot be effected, IDEX and Microfluidics will as soon as is practicable file proxy materials with the Securities and Exchange Commission (the “SEC”) pertaining to a stockholder meeting at which a long-form merger would be approved, which meeting will be held following SEC review of those proxy materials and the passage of appropriate notice periods under applicable Delaware law and Microfluidics’ bylaws.
Procedures for tendering shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) stockholders will not be permitted to tender shares by means of guaranteed delivery and (2) pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, shares tendered during the subsequent offering period may not be withdrawn. In addition, shares tendered during the initial offering period and previously accepted for payment may not be withdrawn during the subsequent offering period. IDEX and Nano Merger Sub, Inc. reserve the right to extend the subsequent offering period in accordance with applicable law, although they have no current intention to do so.
Additional Information and Where to Find It
This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to purchase shares of Microfluidics’ common stock are only being made pursuant to a Tender Offer Statement on Schedule TO, including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials, that IDEX and Nano Merger Sub, Inc. filed with the Securities and Exchange

Commission on January 25, 2011. In addition, on January 25, 2011, Microfluidics filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Microfluidics stockholders are able to obtain the Tender Offer Statement on Schedule TO and the Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the tender offer, free of charge at the website of the Securities and Exchange Commission at www.sec.gov or from Registrar and Transfer Company, the depositary for the tender offer, at (800) 368-5948. Microfluidics’ stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the Securities and Exchange Commission carefully and in their entirety prior to making any decisions with respect to the tender offer because they contain important information, including the terms and conditions of the tender offer.
ABOUT IDEX
IDEX Corporation is an applied solutions company specializing in fluid and metering technologies, health and science technologies, dispensing equipment, and fire, safety and other diversified products built to its customers’ exacting specifications. Its products are sold in niche markets to a wide range of industries throughout the world. IDEX shares are traded on the New York Stock Exchange and Chicago Stock Exchange under the symbol “IEX”.
For further information on IDEX Corporation and its business units, visit the company’s Web site at www.idexcorp.com.

IDEX Contact:	Information Agent for the Tender Offer:
Heath Mitts	Okapi Partners
VP — Corporate Finance	Toll Free: (877) 279-2311
(847) 498-7070	Collect: (212) 297-0720